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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                        ARMSTRONG WORLD INDUSTRIES, INC.
                               (Name of Applicant)

                              2500 Columbia Avenue
                          Lancaster, Pennsylvania 17603
                    (Address of Principal Executive Offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

                Title of Class                                 Amount
                --------------                                 ------

          [ ]% Senior Notes due 2013                 Aggregate principal amount
                                                          of $250.0 million

                        --------------------------------

           Approximate date of proposed public offering: On, or as soon as practicable after, the Effective Date under the Debtors' proposed Fourth Amended Joint Plan of Reorganization.

                        --------------------------------


                               John N. Rigas, Esq.
              Senior Vice President, Secretary and General Counsel
                        Armstrong World Industries, Inc.
                              2500 Columbia Avenue
                          Lancaster, Pennsylvania 17603
                     (Name and Address of Agent for Service)


                                 With copies to:

                             Matthew D. Bloch, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153


           The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1.    GENERAL INFORMATION.

           (a) The Applicant is a corporation.

           (b) The Applicant was organized under the laws of the Commonwealth of Pennsylvania.

ITEM 2.    SECURITIES ACT EXEMPTION APPLICABLE.

           The Applicant intends to commence a solicitation (the "Solicitation") of acceptances of a proposed Fourth Amended Plan of Reorganization of Armstrong World Industries, Inc. (the "Plan") of the Applicant and certain of its subsidiaries as set forth in the Plan, pursuant to which the Applicant intends to issue __% Senior Notes due 2013 (the "New Fixed-Rate 10-Year Notes"), ___% Senior Notes due 2010 (the "New Fixed-Rate Seven-Year Notes") and Floating-Rate Notes due 2008 (the "New Floating-Rate Notes" and, together with the New Fixed-Rate 10-Year Notes and New Fixed-Rate Seven-Year Notes, the "New Notes"). The Chapter 11 cases of the Applicant and certain of its subsidiaries are presently pending before the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The New Fixed-Rate 10-Year Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"). The New Fixed-Rate Seven-Year Notes and New Floating-Rate Notes will be issued pursuant to separate indentures to be qualified under separate Form T-3's. A copy of the Disclosure Statement relating to the Plan (which includes the Plan as Exhibit A thereto), which was approved by an order of the Bankruptcy Court dated June 2, 2003, is attached hereto as Exhibit T3E.

           Under the Plan, on the date on which the Applicant consummates the Plan (the "Effective Date"), or as soon as practicable thereafter, the holders of Allowed Unsecured Claims other than Convenience Claims and Allowed Asbestos Personal Injury Claims (each as defined in the Plan) will receive New Notes in partial satisfaction of such claims. The New Fixed-Rate 10-Year Notes will be due 10 years after the Effective Date; the New Fixed-Rate Seven-Year Notes will be due seven years after the Effective Date; and the New Floating-Rate Notes will be due five years after the Effective Date. The Applicant anticipates initially issuing up to approximately $250,000,000 of New Fixed-Rate 10-Year Notes, up to approximately $250,000,000 of New Fixed-Rate Seven-Year Notes and up to approximately $275,000,000 of New Floating-Rate Notes.

           The Applicant believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and state securities and "blue sky" laws pursuant to Section 1145(a)(1) of Title 11 of the United States Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor's successor) under a plan of reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor or an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer of the Notes under the Solicitation and the exchange of Notes under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

ITEM 3.    AFFILIATES.

           An organizational chart of the Applicant and its subsidiaries is attached hereto as Exhibit T3G-1 and is incorporated herein in its entirety by reference. Each subsidiary shown in Exhibit T3G-1 is owned by the Applicant or its subsidiaries unless otherwise noted. In connection with the Plan and as


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described in the Disclosure Statement, the Applicant's indirect corporate parent, Armstrong Holdings, Inc., will be seeking approval from its shareholders for its dissolution and winding up.

                             MANAGEMENT AND CONTROL

ITEM 4.    DIRECTORS AND EXECUTIVE OFFICERS.

           The following table sets forth the names of and all offices held by all of the current directors and executive officers of the Applicant. The complete mailing address for each of these directors is c/o Armstrong World Industries, Inc., 2500 Columbia Avenue, Lancaster, Pennsylvania 17603.

Name                      Office
----                      ------

Michael D. Lockhart       Chairman of the Board of Directors, Chief Executive
                          Officer and Director
Matthew J. Angello        Senior Vice President, Corporate Human Resources
Leonard A. Campanaro      Senior Vice President and Chief Financial Officer
Chan W. Galbato           President and Chief Executive Officer, Armstrong
                          Floor Products
John N. Rigas             Senior Vice President, Secretary, General Counsel and
                          Director
William C. Rodruan        Vice President and Controller
Stephen J. Senkowski      President and Chief Executive Officer, Armstrong
                          Building Products Operations
April L. Thornton         Senior Vice President and Chief Marketing Officer
James E. Marley           Director


           Under the Plan and as described in the Disclosure Statement, following the Effective Date the Board of Directors of the Applicant will consist of either seven or nine individuals, one of whom is expected to be Michael D. Lockhart, the Applicant's chief executive, who will serve as Chairman of the Board as well as continuing as chief executive. If the Board of Directors consists of seven individuals, four of the remaining members will be designated jointly by the Asbestos PI Claimants' Committee and the Future Claimants' Representative, and two of the remaining members will be designated by the Unsecured Creditors' Committee. If the Board of Directors consists of nine individuals, five of the remaining members will be designated jointly by the Asbestos PI Claimants' Committee and the Future Claimants' Representative, and three of the remaining members will be designated by the Unsecured Creditors' Committee. The identity of the members of the Board of Directors of Reorganized AWI will be set forth on Exhibit 7.21 to the Plan. Under the Plan, the current executive officers of the Applicant will continue to serve in those positions.


ITEM 5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

           As of the date hereof, 100% of the Applicant's common stock is owned by Armstrong Worldwide, Inc., a Delaware corporation. There are no other voting securities of the Applicant.

           Under the Plan, the existing common stock of the Applicant will be cancelled and reissued to the holders of certain Allowed Claims in accordance with the Plan.



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
                                  UNDERWRITERS

ITEM 6.    UNDERWRITERS.

           Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

           No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.    CAPITALIZATION.

           (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of the date hereof.

  ------------------------------- ----------------------- ----------------------
  TITLE OF CLASS                    AMOUNT AUTHORIZED       AMOUNT OUTSTANDING
  ------------------------------- ----------------------- ----------------------
  Common Stock ($1 par value)          200,000,000              40,670,637
  ------------------------------- ----------------------- ----------------------


           (b) Each share of the Applicant's common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common shareholders.

                              INDENTURE SECURITIES

ITEM 8.    ANALYSIS OF INDENTURE PROVISIONS.

           The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Prior to the Effective Date of the Plan and the effectiveness of this Application, the Applicant will file an amendment to this Application for Qualification and an amended Indenture containing additional and/or modified terms and conditions. Capitalized terms used below and not defined herein have the same meanings as in the Indenture or the Plan, as the case may be.

           EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

           Each of the following are Events of Default under the Indenture:

           (a) default for 30 days in the payment when due of interest on the New Fixed-Rate 10-Year Notes;

           (b) default in the payment when due of the principal of the New Fixed-Rate 10-Year Notes;

           (c) failure by the Applicant to comply with certain restrictions on merger, consolidation or sale of assets under the Indenture;

           (d) failure by the Applicant for 60 days after written notice to comply with any of its other agreements in the Indenture;

           (e) default under any Debt by the Applicant or any of its Restricted Subsidiaries that are Significant Subsidiaries that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $[ ] million (or its foreign currency equivalent at the time) and such acceleration has not been rescinded within 60 days;

           (f) failure by the Applicant or any of its Restricted Subsidiaries that are Significant Subsidiaries to pay final judgments aggregating in excess of $[ ] million or more (or its foreign currency equivalent at the time), in


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excess of amounts which are covered by insurance under applicable policies, which judgments are not waived, satisfied or discharged for a period of 60 consecutive days;

           (g) the Applicant or any of its Restricted Subsidiaries that are Significant Subsidiaries pursuant to or within the meaning of any Bankruptcy Law
(i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors, or (v) admits in writing its inability to pay its debts as they become due; and

           (h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Applicant or any of its Significant Subsidiaries in an involuntary case, (ii) appoints a custodian of the Applicant or any of its Significant Subsidiaries or for all or substantially all of the property of the Applicant or any of its Significant Subsidiaries, or
(iii) orders the liquidation of the Applicant or any of its Significant Subsidiaries; and the order or decree remains unstayed and in effect for 60 consecutive days.

           The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

           AUTHENTICATION AND DELIVERY OF THE NEW FIXED-RATE 10-YEAR NOTES; APPLICATION OF PROCEEDS.

           The New Fixed-Rate 10-Year Notes will be executed on behalf of the Applicant by one Officer of the Applicant. Such signatures may be manual or by facsimile. If an Officer whose signature is on a New Fixed-Rate 10-Year Note no longer holds that office at the time a New Fixed-Rate 10-Year Note is authenticated, the New Fixed-Rate 10-Year Note shall nevertheless be valid. A New Fixed-Rate 10-Year Note will not be valid until the Trustee manually signs the certificate of authentication on such New Fixed-Rate 10-Year Note. Such signature will be conclusive evidence that the New Fixed-Rate 10-Year Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Applicant signed by an Officer authenticate the New Fixed-Rate 10-Year Notes for original issue. The Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate the New Fixed-Rate 10-Year Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate the New Fixed-Rate 10-Year Notes whenever the Trustee may do so.

           The New Fixed-Rate 10-Year Notes will be issued to holders of certain claims pursuant to the Plan. As a result, the Applicant will not realized any proceeds from such issuance.

           RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY.

           No property of the Applicant is subject to the lien of the Indenture.

           SATISFACTION AND DISCHARGE OF THE INDENTURE.

           The Indenture will be discharged and will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the New Fixed-Rate 10-Year Notes, as to all New Fixed-Rate 10-Year Notes issued thereunder, when:

           (1) either (A) all New Fixed-Rate 10-Year Notes that have been previously authenticated (except lost, stolen or destroyed New Fixed-Rate 10-Year Notes that have been replaced or paid and New Fixed-Rate 10-Year Notes for whose payment money has theretofore been deposited in trust or aggregated and held in trust by the Applicant and thereafter repaid to the Applicant or discharged from the trust) have been delivered to the Trustee for cancellation; or (B) all New Fixed-Rate 10-Year Notes that have not been previously delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of a notice of redemption by the Trustee, and the Applicant has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of


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interest, to pay and discharge the entire Debt on the New Fixed-Rate 10-Year
Notes not previously delivered to the Trustee for cancellation for principal, premium, if any, and interest on the New Fixed-Rate 10-Year Notes to the date of deposit, in the case of New Fixed-Rate 10-Year Notes that have become due and payable, or to the Stated Maturity or redemption date, as the case may be;

           (2) the Applicant has paid or caused to be paid all other sums payable by it under the Indenture; and

           (3) the Applicant delivers to the Trustee an Officers' Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied.

           STATEMENT AS TO COMPLIANCE.

           The Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant and its Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Applicant and its Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Applicant is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest on the New Fixed-Rate 10-Year Notes is prohibited or if such event has occurred, a description of the event and what action the Applicant is taking or proposes to take with respect thereto.

           The Applicant shall comply with TIA ss.314(a)(2).

           The Applicant shall deliver to the Trustee, within twenty Business Days after becoming aware of the occurrence thereof, written notice in the form of an Officers' Certificate of any Default or Event of Default, its status and what action the Applicant is taking or proposes to take with respect thereto.

ITEM 9.    OTHER OBLIGORS.

           Upon issuance pursuant to the Plan, the Applicant's obligations with respect to the New Fixed-Rate 10-Year Notes will be not be guaranteed; however, the Indenture provides for future subsidiary guarantors.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES--

           (a) Pages numbered 1 to 9, consecutively (including an attached
Exhibit Index).

           (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

           (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                Exhibit T3A   Certificate of Incorporation of Applicant
                              (incorporated by reference herein to Exhibit 3(b) to the 1994 Annual Report on Form 10-K filed by Armstrong World Industries, Inc. on March 28,
                              1995).

                Exhibit T3B   Bylaws of Applicant (incorporated by reference
                              herein to Exhibit 3(d) to the 2000 Annual Report on Form 10-K filed by Armstrong World Industries,
                              Inc. on March 29, 2001).

                Exhibit T3C   Form of Indenture among Applicant and the Trustee.


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                Exhibit T3D   Not Applicable.

                Exhibit T3E   Disclosure Statement and accompanying Fourth
                              Amended Plan of Reorganization of Armstrong World
                              Industries, Inc., dated May 23, 2003 as filed with the U.S. Bankruptcy Court for the District of Delaware (incorporated by reference herein to Exhibits 99.1 and 99.2 to a Current Report on Form
                              8-K filed by Armstrong World Industries, Inc. on
                              May 23, 2003).

                Exhibit T3F   Cross reference sheet showing the location in the
                              Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

                Exhibit T3G-1 Organizational chart of Applicant and its
                              subsidiaries.

                Exhibit T3G-2 Statement of eligibility and qualification of the
                              Trustee on Form T-1.




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                                    SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Armstrong World Industries, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lancaster, Commonwealth of Pennsylvania, on the 18th day of June 2003.

  [SEAL]                             ARMSTRONG WORLD INDUSTRIES, INC.

                                     By:    /s/ Barry M. Sullivan
                                        ----------------------------------------
                                        Name:   Barry M. Sullivan
                                        Title:  Vice President and Treasurer


Attest: /s/  Walter T. Gangl
        --------------------------
Name:   Walter T. Gangl
Title:  Assistant Secretary





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                                  EXHIBIT INDEX

               Exhibit T3A    Certificate of Incorporation of Applicant
                              (incorporated by reference herein to Exhibit 3(b) to the 1994 Annual Report on Form 10-K filed by Armstrong World Industries, Inc. on March 28,
                              1995).

               Exhibit T3B    Bylaws of Applicant (incorporated by reference
                              herein to Exhibit 3(d) to the 2000 Annual Report on Form 10-K filed by Armstrong World Industries,
                              Inc. on March 29, 2001).

               Exhibit T3C    Form of Indenture among Applicant and the Trustee.

               Exhibit T3D    Not Applicable.

               Exhibit T3E    Disclosure Statement and accompanying Fourth
                              Amended Plan of Reorganization of Armstrong World
                              Industries, Inc., dated May 23, 2003 as filed with the U.S. Bankruptcy Court for the District of Delaware (incorporated by reference herein to Exhibits 99.1 and 99.2 to a Current Report on Form
                              8-K filed by Armstrong World Industries, Inc. on
                              May 23, 2003).

               Exhibit T3F    Cross reference sheet showing the location in the
                              Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

               Exhibit T3G-1  Organizational chart of Applicant and its
                              subsidiaries.

               Exhibit T3G-2  Statement of eligibility and qualification of the
                              Trustee on Form T-1.